UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) from an immediate report by BiondVax Pharmaceuticals Ltd. (the "Company") as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on June 25, 2015, in accordance with the Israeli Securities Regulations.

Event 1

Name of holder

Uri Ben Or

The name in English

Uri Ben Or

ID type: Israeli Identification Number: 027867753

Type of holder: Executive Officer that is not a CEO or a director of the Company and is not an interested party by virtue of percentage of holdings.

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him / her / it, hold corporation securities No

Nationality / country of incorporation or registration: An individual with Israeli citizenship

Security no. on TASE: 1127182

Name and Type of security: Tradable Options (series 3)

Nature of change: Increase due to a purchase of 10 Tradable Options (series 3).

Date of change: August 16, 2015.

Quoted price: 8 Agorot (NIS 0.08)

Are the ordinary shares treasury shares No

Balance in the previous summary report (the amount of securities): 0

Previous holding in Company shares: 0%

Change in the amount of securities: +10

Current balance (quantity): 10

Current holding in Company shares: 0%

Holding in Company shares after change: Equity: 0%; Voting power: 0%

Fully diluted holding in Company shares after change: Equity: 0%; Voting power: 0%

Date and time in which the Company was informed of event: August 13, 2015 15:30 (GMT +2)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 17, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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